                                    FORM 11-K

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549




(Mark One)

[ X ]          ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 1999

                                       OR


[   ]          TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934

For the transition period from          to

Commission file numbers
2-90702, 33-18202, 33-55986, 33-56101 AND 333-95043


A. Full title of the plan and the address of the plan, if different from that of the issuer name below:



                               ECOLAB SAVINGS PLAN




B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:



                                   ECOLAB INC.
                            370 Wabasha Street North
                        Saint Paul, Minnesota 55102-1390

                               ECOLAB SAVINGS PLAN
                               -------------------




                    REPORT ON AUDITS OF FINANCIAL STATEMENTS
                       As of December 31, 1999 and 1998

                                       and

                     for the period ended December 31, 1999


                           AND SUPPLEMENTAL SCHEDULES

               as of and for the year then ended December 31, 1999

                                      INDEX



                                                                                                      Page(s)
                                                                                                      -------
Report of Independent Accountants                                                                          2


Financial Statements:
     Statement of Net Assets Available for
         Benefits as of December 31, 1999 and 1998                                                         3


     Statement of Changes in Net Assets Available for
         Benefits for the year ended December 31, 1999                                                     4


Notes to Financial Statements                                                                         5 - 13


Supplemental Schedules:
     Schedule of Assets Held for Investment Purposes
         as of December 31, 1999                                                                     14 - 15


     Schedule of Reportable Transactions
         for the year ended December 31, 1999                                                             16


                        REPORT OF INDEPENDENT ACCOUNTANTS




To the Plan Administrator
Ecolab Savings Plan

     In our opinion, the financial statements referred to in the accompanying index on page 1 present fairly, in all material respects, the net assets available for benefits of the Ecolab Savings Plan (the "Plan") as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the year ended December 31, 1999 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan Administrator; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Plan Administrator, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

     Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules referred to in the accompanying index on page 1 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan Administrator. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




                                                   /s/PricewaterhouseCoopers LLP
                                                      PRICEWATERHOUSECOOPERS LLP


Saint Paul, Minnesota
June 19, 2000

                               ECOLAB SAVINGS PLAN
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                        as of December 31, 1999 and 1998



(in thousands)                                                               1999                  1998
                                                                           --------              ---------


     ASSETS

Investments:

     Fidelity mutual funds                                                 $214,180              $181,195

     Other mutual funds                                                      18,805                 1,608

     Managed Income Fund                                                     42,409                41,596

     Ecolab Stock Fund                                                      321,957               305,119

     Participant loans                                                       16,330                15,938
                                                                           --------              --------

         Total investments                                                  613,681               545,456

     Dividends receivable                                                       969                   874
                                                                           --------              --------


              Total assets                                                  614,650               546,330


     LIABILITIES

Other liabilities                                                                41                   125
                                                                           --------              ---------


NET ASSETS AVAILABLE FOR BENEFITS                                          $614,609              $546,205
                                                                           ========              ========

                     The accompanying notes are an integral
                        part of the financial statements.

                               ECOLAB SAVINGS PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      for the year ended December 31, 1999



(in thousands)                                                                                     1999
                                                                                                 --------

Additions:
     Interest                                                                                    $  3,549
     Dividends                                                                                     16,432
     Net appreciation in the
         fair value of investments                                                                 20,422
     Increase in Plan's interest in
         other funds                                                                               24,986
                                                                                                 --------
              Total investment income                                                              65,389

     Employee contributions                                                                        24,964
     Employer contributions                                                                         8,473
     Transfer from other plans (Note #1)                                                           11,138
                                                                                                 --------
              Total additions                                                                     109,964


Deductions:
     Distributions and withdrawals                                                                (41,402)
     Plan expenses                                                                                   (158)
                                                                                                 --------
              Total deductions                                                                    (41,560)


Net increase                                                                                       68,404


Net assets available for benefits:
     Beginning of year                                                                            546,205
                                                                                                 --------
     End of year                                                                                 $614,609
                                                                                                 ========


                     The accompanying notes are an integral
                        part of the financial statements.

                               ECOLAB SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS



1.     DESCRIPTION OF PLAN:

       The following brief description of the Ecolab Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for complete information regarding the Plan's definitions, benefits, eligibility and other matters.

       GENERAL AND ELIGIBILITY:

       The Plan is a contributory qualified defined contribution plan available to employees of Ecolab Inc. (the "Company") and certain of its subsidiaries. Employees regularly scheduled to work at least 20 hours per week may participate immediately in the Plan provided they are not subject to a collective bargaining agreement which does not provide for their inclusion. Part-time employees working less than 20 hours a week must have been employed for a twelve consecutive month period during which they have worked at least 1,000 hours to be eligible to participate. Employee participation in the Plan is voluntary.

       The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA") and the Internal Revenue Code of 1986, as amended (the "Code").

       Effective January 1, 1999, Puritan/Churchill (an entity acquired by the Company) employees became eligible to participate in the Plan. Effective July 1, 1999, assets of employees who had account balances in the Puritan/Churchill Chemical Company Retirement Plan were transferred to the Plan (see Note 7). Assets transferred into the Plan are shown separately as "Transfers from other plans" in the Statement of Changes in Net Assets Available for Benefits.

       CONTRIBUTIONS:

       Contributions are made to the Plan as "before-tax savings contributions", "after-tax savings contributions", "employer matching contributions" or "employer profit sharing contributions".

       Before-tax savings contributions are contributions made by the Company on behalf of participants who have agreed to have their taxable compensation reduced. Participants may reduce their compensation up to 10% (subject to a statutory annual maximum of $10,000) for the purpose of making before-tax savings contributions to the Plan.


                                   (Continued)
                                        5

                               ECOLAB SAVINGS PLAN
                   NOTES TO FINANCIAL STATEMENTS, (Continued)



1.     DESCRIPTION OF PLAN, (Continued):

       After-tax savings contributions are contributions made by the Company on behalf of participants through after-tax payroll deductions. The total of before-tax and after-tax savings contributions made on behalf of a participant cannot exceed 16% of a participant's compensation.

       Employer matching contributions are made by the Company in an amount equal to 50% of the total before-tax and after-tax savings contributions for a payroll period up to a maximum 6% of a participant's eligible compensation for that period, as defined. Employer matching contributions are invested entirely in the Ecolab Stock Fund.

       Employer profit sharing contributions are discretionary and are determined annually by the Company's Board of Directors. If made, profit sharing contributions are divided among participants who are not eligible for a management incentive or equivalent bonus. Discretionary employer profit sharing contributions are invested entirely in the Ecolab Stock Fund.

       The levels of contributions made by or on behalf of participants who are "highly compensated", as defined in the Code, are subject to limitations under the Code based on the level of contributions made by employees who are not considered highly compensated.

       VESTING:

       Participant interests in before-tax savings contributions, after-tax savings contributions, employer profit sharing contributions and investment income thereon are always 100% vested. Participants become vested in the employer matching contributions and investment income thereon at a rate of 25% each year, after two years of continuous service, until fully vested after five years of continuous service. Participants also become fully vested in employer matching contributions and investment income thereon in the event of death or total disability while employed by the Company or upon retirement at, or after, age 65.

       PLAN BENEFITS:

       Benefits to participants are limited to the amount vested in each participant's account. Upon retirement, death, disability or separation from service, a distribution may be made to the participant or beneficiary equal to the vested portion of the participant's account. An employee distribution or withdrawal from the Plan generally is subject to federal income tax and may be subject to a 10% penalty. Forfeitures of non-vested employer matching contributions and related investment income are used to reduce future employer contributions.

                                   (Continued)
                                        6

                               ECOLAB SAVINGS PLAN
                   NOTES TO FINANCIAL STATEMENTS, (Continued)



1.     DESCRIPTION OF PLAN, (Continued):

       PARTICIPANT LOANS:

       Active employee participants (and beneficiaries who are parties in interest as defined by ERISA) are permitted to borrow from their accounts. The total amount of a participant's loan may not exceed the lesser of (a) $50,000 minus the participant's highest outstanding loan balance for the previous twelve-month period, or (b) 50% of the participant's vested interest in his or her account. When a loan is granted, the appropriate account balances are reduced and a separate loan account is created. Loan payments, together with interest at a market rate determined by the Plan Administrator, are repaid generally over 5 or 10 years. Participant loans at December 31, 1999 had interest rates ranging from 6.0% to 10.5%. No more than two loans can be outstanding at any time. Participant loans are collateralized by a borrower's vested account balance and are repaid through payroll deductions.

       PARTICIPANT ACCOUNTS AND ALLOCATION:

       Fidelity Management Trust Company ("Fidelity"), a division of Fidelity Investments Institutional Services Company, Inc., provides investment management, recordkeeping and trustee services for the Plan directly or through one or more of its subsidiaries. The trust agreement authorizes services to be performed by the trustee, its agents or affiliates.

       Each participant's account is credited with the participant's contributions, the employer matching contributions, any employer profit sharing contributions and investment income thereon.

       Except for employer matching and profit sharing contributions and earnings thereon which are invested entirely in the Ecolab Stock Fund, participants are allowed to allocate their entire account balance and/or before-tax and after-tax savings contributions in any combination of investment options (18 at December 31, 1999). Participants can transfer their account balances among the investment options and/or change the investment of their future contributions, and earnings thereon daily. These transfers and changes must be made in whole dollar amounts of at least $250 and/or in whole percent increments.


                                   (Continued)
                                        7

                               ECOLAB SAVINGS PLAN
                   NOTES TO FINANCIAL STATEMENTS, (Continued)



1.     DESCRIPTION OF PLAN, (Continued):

       All contributions made under the Plan are paid to and invested by Fidelity in one or more of the available investment options as directed by the participants. Sixteen of the 18 investment options existing at December 31, 1999 are mutual funds. The remaining investment options include a fund invested primarily in investment contracts (the managed income fund) and a non-diversified, non-participant directed fund invested primarily in Ecolab Inc. common stock, held by Fidelity Management Trust Company (the Ecolab Stock fund).

       PLAN TERMINATION:

       Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their accounts.

       NEW ACCOUNTING STANDARD:

       In September 1999, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position (SOP) 99-3, ACCOUNTING FOR AND REPORTING OF CERTAIN DEFINED CONTRIBUTION BENEFIT PLAN INVESTMENTS AND OTHER DISCLOSURE MATTERS (SOP 99-3). This SOP simplifies the disclosure of certain investment information of defined contribution plans. SOP 99-3 is effective for financial statements for plan years ending after December 15, 1999. The Plan has adopted the provisions of this SOP for its Plan year ended December 31, 1999. The primary impact on the 1999 financial statements is the elimination of previously provided information by investment fund option.


                                   (Continued)
                                        8

                               ECOLAB SAVINGS PLAN
                   NOTES TO FINANCIAL STATEMENTS, (Continued)



2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

       The financial statements are prepared in conformity with generally accepted accounting principles and use the following significant accounting policies.

       VALUATION OF INVESTMENTS:

       Investments in the Managed Income Fund are recorded at the underlying net asset value per unit as determined by the Plan's trustee, which approximates fair value. Investments in the Ecolab Stock Fund are recorded at the underlying net asset value per unit as determined by the Plan's trustee, which approximates fair value based on the quoted market price of the Company's common stock. Mutual funds are recorded at the underlying net asset value per unit, which approximates fair value based on the publicly quoted market price of these funds. The Plan determines the cost of investments sold by the average cost method. Participant loans receivable are recorded at the principal value of outstanding loans, plus accrued interest, which approximates fair value.

       INTEREST AND DIVIDENDS:

       Interest income is recorded as earned on an accrual basis and dividend income is recorded on the ex-dividend date.

       NET APPRECIATION (DEPRECIATION) IN THE FAIR VALUE OF INVESTMENTS:

       The Plan presents in the Statements of Changes in Net Assets Available for Benefits, the net appreciation (depreciation) in the fair value of investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

       CONTRIBUTIONS:

       Participant before-tax and after-tax savings contributions are recorded in the period the employer makes the payroll deductions. Employer matching contributions are recorded based on participant contributions. No discretionary employer profit sharing contributions were made for the 1999 Plan year.


                                   (Continued)
                                        9

                               ECOLAB SAVINGS PLAN
                   NOTES TO FINANCIAL STATEMENTS, (Continued)



2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, (Continued):

       USE OF ESTIMATES:

       The preparation of the Plan's financial statements in conformity with accounting principles generally accepted in the United States requires the Plan Administrator to make significant estimates and assumptions that affect the reported amounts of Net Assets Available for Benefits at the date of the financial statements and the changes in Net Assets Available for Benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

       RISKS AND UNCERTAINTIES:

       The Plan provides for various investment options in various combinations of investment funds. Investment funds are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statement of Net Assets Available for Benefits in future periods.

       DISTRIBUTIONS TO PARTICIPANTS:

       Distributions to participants are recorded when the distribution is made.

       PLAN EXPENSES:

       The Company pays a portion of the administrative expenses of the Plan. Certain asset management and administrative fees of the Plan are charged against the Plan's investment income.


                                   (Continued)
                                       10

                               ECOLAB SAVINGS PLAN
                   NOTES TO FINANCIAL STATEMENTS, (Continued)



3.     INVESTMENTS:

       Investments that represent 5 percent or more of the Plan's net assets available for benefits at December 31, 1999 and 1998 are summarized as follows:


       (in thousands)                                                          1999                1998
                                                                             --------            --------

       Fidelity Puritan Fund                                                 $ 29,765            $ 32,480

       Spartan U.S. Equity Index Fund                                          59,685              49,121

       Fidelity Magellan Fund                                                  61,468              44,206

       Managed Income Fund                                                     42,409              41,596

       Ecolab Stock Fund                                                      321,957             305,119


       At December 31, 1999, the fair value of participant-directed investments in the Ecolab Stock Fund approximated $119,846.

       The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $45,408 as follows:


       (in thousands)                                                                              1999
                                                                                                 --------
       Fidelity Mutual Funds                                                                     $ 18,951

       Other Mutual Funds                                                                           1,471

       Managed Income Fund                                                                            222

       Ecolab Stock Fund                                                                           24,764
                                                                                                 --------
                                                                                                 $ 45,408
                                                                                                 ========


                                   (Continued)
                                       11

                               ECOLAB SAVINGS PLAN
                   NOTES TO FINANCIAL STATEMENTS, (Continued)



4.     NONPARTICIPANT-DIRECTED INVESTMENTS:

       Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments as of December 31, 1999 and 1998, and for the year ended December 31, 1999 are as follows:


                                                                            12/31/99            12/31/98
                                                                            --------            --------
       Net assets:
             Common stock - Ecolab Inc.                                      198,271             186,096
             Short term investment funds                                       3,840               2,479
                                                                            --------            --------
                                                                             202,111             188,575
                                                                            ========            ========


                                                                                              Year Ended
                                                                                                12/31/99
                                                                                                --------
       Changes in net assets:
             Dividends                                                                             2,219
             Net appreciation in fair value
                of investments                                                                    15,117
             Plan expenses                                                                           (13)
             Contributions                                                                         8,601
             Distribution and withdrawals                                                        (11,975)
             Loan activity (net)                                                                      13
             Transfers to participant-directed
                investments                                                                         (426)
                                                                                                --------
                                                                                                  13,536
                                                                                                ========


5.      TAX STATUS:

        The Plan constitutes a qualified trust under Section 401(a) of the Code and therefore is exempt from federal income taxes under provisions of
        Section 501(a). The Plan also complies with the provisions of Section 401(k) of the Code. A tax qualification letter, dated October 26, 1994, was received from the Internal Revenue Service. The letter stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Code and therefore believes the Plan is qualified and tax-exempt, as described above. Therefore, no provision for income taxes has been included in the Plan's financial statements.


                                   (Continued)
                                       12

                               ECOLAB SAVINGS PLAN
                   NOTES TO FINANCIAL STATEMENTS, (Continued)



6.      RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS:

        The trustee is authorized under contract provisions, or by ERISA regulations providing an administrative or statutory exemption, to invest in funds under its control and in securities of the Company.

        Participant contributions are invested in one or more of the investment fund options offered under the Plan, including the Ecolab Stock Fund. In addition, employer matching and profit sharing contributions are invested in the Ecolab Stock Fund, consisting of primarily Ecolab Inc. common stock and also short-term investment funds under the trustee's control. In 1999, the number and dollar value of such purchases and sales of funds managed by the trustee and the fund consisting of Company stock were as follows (dollars in thousands):


                                                                           1999
                                               ---------------------------------------------------------------
                                                   # of               # of
                                               Purchases              Sales         Purchases            Sales
                                               ---------              -----         ---------            -----
        Fidelity funds                             3,347              2,278         $ 148,053         $133,428
        Ecolab Stock Fund                            312                270         $  79,768         $ 87,695


7.    PLAN AMENDMENTS:

      A Declaration of Merger was adopted by the Plan, effective July 1, 1999, to merge the assets of the Puritan/Churchill Chemical Company Retirement Plan into the Plan. The assets transferred into the Plan as a result of this merger in the Plan year 1999 were invested in similar investment options as under the prior plans until participants were able to direct their accounts into one or more of the Plan's available investment options. These amounts are presented as "Transfers from other plans" on the accompanying Statement of Changes in Net Assets Available for Benefits. In addition, a Declaration of Merger was adopted by the Plan, effective January 1, 2000, to merge the assets of the Retirement Plan for employees of GCS Service, Inc. (an entity acquired by the Company) into the Plan.

                             SUPPLEMENTAL SCHEDULES

                               ECOLAB SAVINGS PLAN
            LINE 4I - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                             as of December 31, 1999

                                 EIN 41-0231510
                                Plan Number: 003

(Dollars in thousands)


                                                              (c)
                 (b)                               Description of Investment,
          Identity of Issue,                       Including Maturity Date,                                              (e)
           Borrower, Lessor                        Rate of Interest, Collateral,                      (d)              Current
(a)       or similar party                         Par or Maturity Value                              Cost               Value
---       ----------------                         ---------------------                              ----               -----

*        Fidelity Management                       Fidelity Retirement Money
           and Research Co.                        Market Portfolio,
                                                   10,748,166 units                                                  $ 10,748

*        Fidelity Management                       Fidelity Government
           and Research Co.                        Income Fund,
                                                   1,588,627 units                                                     14,854

*        Fidelity Management                       Fidelity Puritan Fund,
           and Research Co.                        1,564,136 units                                                     29,765

*        Fidelity Management                       Spartan U.S. Equity
           and Research Co.                        Index Fund,
                                                   1,145,806 units                                                     59,685

*        Fidelity Management                       Fidelity Magellan Fund,
           and Research Co.                        449,888 units                                                       61,468

*        Fidelity Management                       Fidelity Small Cap Selector,
           and Research Co.                        772,328 units                                                       12,427

*        Fidelity Management                       Fidelity Overseas Fund,
           and Research Co.                        373,750 units                                                       17,944

*        Fidelity Management                       Spartan Extended
           and Research Co.                        Market Index Fund
                                                   10,397 units                                                           353

*        Fidelity Management                       Fidelity Freedom
           and Research Co.                        Income Fund
                                                   10,854 units                                                           123

*        Fidelity Management                       Fidelity Freedom
           and Research Co.                        2000 Fund
                                                   159,850 units                                                        2,076


* Party-in-interest

                               ECOLAB SAVINGS PLAN
            LINE 4I - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                       as of December 31, 1999 (Continued)

                                 EIN 41-0231510
                                Plan Number: 003

(Dollars in thousands)


                                                               (c)
                 (b)                               Description of Investment,
          Identity of Issue,                       Including Maturity Date,                                              (e)
          Borrower, Lessor                         Rate of Interest, Collateral,                      (d)             Current
(a)       or Similar Party                         Par or Maturity Value                              Cost              Value
---       ----------------                         ---------------------                              ----              -----


*        Fidelity Management                       Fidelity Freedom
           and Research Co.                        2010 Fund
                                                   188,224 units                                                        2,799

*        Fidelity Management                       Fidelity Freedom
           and Research Co.                        2020 Fund
                                                   65,143 units                                                         1,067

*        Fidelity Management                       Fidelity Freedom
           and Research Co.                        2030 Fund
                                                   51,633 units                                                           871

*        Pacific Investment                        PIMCO Total Return Fund
           Management Company                      90,688 units                                                           898

*        Capital Research                          Washington Mutual
           and Management                          Investors Fund
                                                   91,347 units                                                         2,700

*        Harbor Capital Advisor                    Harbor Capital
           (Jennison Associates                    Appreciation Fund
           LLP is the subadvisor)                  300,234 units                                                       15,207

*        Fidelity Management                       Managed Income Fund
           Trust Co.                               42,433,008 units                                                    42,409

*        Ecolab Inc.                               Ecolab Stock Fund
                                                   8,720,381 units                                  128,256           321,957

*        Participant loans                         Participant loans due
                                                   1/2000-12/2010 (stated
                                                   interest rates ranging
                                                   from 6.0% to 10.5%)                                                 16,330
                                                                                                                     --------
                                                                                                                     $613,681
                                                                                                                     ========

* Party-in-interest

                               ECOLAB SAVINGS PLAN

                  LINE 4J - SCHEDULE OF REPORTABLE TRANSACTIONS

                      for the year ended December 31, 1999

                                 EIN 41-0231510
                                Plan Number: 003


(Dollars in thousands)                                                               (h)

                                                                                   Value of
                                     (b)                 (c)      (d)      (g)      Asset on      (i)
           (a)                    Description         Purchase  Selling  Cost of  Transaction  Net Gain
Identity of Party Involved          of Asset            Price    Price    Asset      Date       (Loss)
--------------------------        -----------         --------  -------  -------  -----------  --------

SERIES OF TRANSACTIONS:


Ecolab Inc./Fidelity
  Management Trust Co.            Ecolab Stock Fund   79,768              79,768       79,768
                                                                 87,695   63,352       87,695    24,343

  NOTE (1): The following columns of Schedule 4J were excluded as they are not applicable: (e) - Lease Rental and (f) - Expenses Incurred with Transaction.

                               ECOLAB SAVINGS PLAN
                                    EXHIBITS





The following documents are filed as exhibits to this Report:


Exhibit No.                                 Document
-----------                                 --------
     (23)                 Consent of Independent Accountants


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                   ECOLAB SAVINGS PLAN




DATE  June 27, 2000                By:/s/Diane A. Wigglesworth
     --------------                ---------------------------
                                   Diane A. Wigglesworth
                                   Compensation Vice President,
                                   Ecolab Inc.
                                   (Plan Administrator)

                                  EXHIBIT INDEX


Exhibit No.              Document                                                        Method of Filing
-----------              --------                                                        ----------------

     (23)                Consent of Independent Accountants                               Filed herewith
                                                                                          electronically